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[HEALTH CARE REIT LETTERHEAD]

                                                                   Exhibit 99.4



F O R    I M M E D I A T E    R E L E A S E


                                                 May 3, 2002
                                                 For more information contact:
                                                 Ray Braun - (419) 247-2800
                                                 Mike Crabtree - (419) 247-2800

             HEALTH CARE REIT, INC. PROMOTES RAY BRAUN TO PRESIDENT

Toledo, Ohio, May 3, 2002..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today the promotion of Raymond W. Braun, executive vice president and chief financial officer, to president. In addition, he will maintain his current responsibilities as chief financial officer.

In making the announcement, George L. Chapman, chairman and chief executive officer said, "Ray has been a key executive in driving Health Care REIT's growth and success. He has assumed responsibility in every critical area within the company, bringing his considerable talent and energy to each position. His work ethic, integrity and leadership have contributed to the company's success in the past and will continue to do so in the future. This appointment is a well deserved reward for his superior performance."

Mr. Braun joined the company in 1993, serving as assistant vice president and assistant general counsel. In his nine years, he has also served as vice president-operations, executive vice president and chief operating officer, and most recently as chief financial officer.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily skilled nursing and assisted living facilities. At March 31, 2002, the company had investments in 226 health care facilities in 34 states and had total assets of approximately $1.4 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements concern the possible expansion of our portfolio; the performance of our operators and properties; our ability to obtain new viable tenants for properties which we take back from financially troubled tenants, if any; our ability to make distributions; our policies and plans regarding investments, financings and other matters; our tax status as a real estate investment trust; our ability to appropriately balance the use of debt and equity; and our ability to access capital markets or other sources of funds. When we use words such as "believes," expects," "anticipates," or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including: the status of the economy; the status of capital markets, including prevailing interest rates; compliance with and changes to regulations and payment policies within the health care industry; changes in financing terms; competition within the health care and senior housing industries; and changes in federal, state and local legislation. Finally, we assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

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